UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Global Business Travel Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37890B 100

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37890B 100

1. Names of Reporting Persons.
APSG Sponsor, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
25,706,886

9. Sole Dispositive Power

10. Shared Dispositive Power
25,706,886

11. Aggregate Amount Beneficially Owned by Each Reporting Person
25,706,886
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
38%
14. Type of Reporting Person
PN

CUSIP No. 37890B 100

1. Names of Reporting Persons.
AP Caps II Holdings GP, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
25,706,886

9. Sole Dispositive Power

10. Shared Dispositive Power
25,706,886

11. Aggregate Amount Beneficially Owned by Each Reporting Person
25,706,886
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
38%
14. Type of Reporting Person
OO

CUSIP No. 37890B 100

1. Names of Reporting Persons.
Apollo Principal Holdings III, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
25,706,886

9. Sole Dispositive Power

10. Shared Dispositive Power
25,706,886

11. Aggregate Amount Beneficially Owned by Each Reporting Person
25,706,886
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
38%
14. Type of Reporting Person
PN

CUSIP No. 37890B 100

1. Names of Reporting Persons.
Apollo Principal Holdings III GP, Ltd.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
25,706,886

9. Sole Dispositive Power

10. Shared Dispositive Power
25,706,886

11. Aggregate Amount Beneficially Owned by Each Reporting Person
25,706,886
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
38%
14. Type of Reporting Person
FI

Schedule 13D/A

Amendment No. 2

The information in this Amendment No. 2 to Schedule 13D (this “Amendment” or this “13D/A”) amends and supplements the Schedule 13D (the “Original Schedule 13D,” and, as amended, the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission by the Reporting Persons therein described on June 1, 2022, relating to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Global Business Travel Group, Inc. (the “Company” or the “Issuer”), as amended by Amendment No. 1 thereto filed on September 12, 2022 (“Amendment No. 1”).

Except as set forth herein, the Schedule 13D remains unmodified. Capitalized terms used herein without definition have the meanings assigned thereto in the Original Schedule 13D or Amendment No. 1.

ITEM 2. IDENTITY AND BACKGROUND

The penultimate paragraph of Item 2 is hereby amended and restated as follows:

The address of each of the Sponsor and Holdings GP is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Rd., George Town, Cayman Islands, KY1-9008. The address of each of Principal III and Principal III GP is c/o Intertrust Corporate Services, (Cayman) Limited, 190 Elgin Avenue, George Town, Cayman Islands, KY1-9008. The address of each of Messrs. Rowan, Kleinman and Zelter is 9 West 57th Street, 43rd Floor, New York, New York 10019.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by adding the following information:

On September 9, 2022, the Company commenced its previously announced Exchange Offer and Consent Solicitation relating to its outstanding Warrants. The Company offered to all holders of the Warrants the opportunity to receive 0.275 shares of Class A Common Stock in exchange for each Warrant tendered by the holder and exchanged pursuant to the Exchange Offer. Pursuant to the Exchange Offer, on October 12, 2022, the Sponsor received 3,361,636 shares of Class A Common Stock in exchange for having tendered all of its 12,224,134 Warrants.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the Class A Common Stock by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	25,706,886
Sole Dispositive Power	0
Shared Dispositive Power	25,706,886

The Reporting Persons’ aggregate percentage beneficial ownership of the total amount of Class A Common Stock outstanding is 38%, based on a total of 56,945,033 shares of Class A Common Stock issued and outstanding as of September 8, 2022 and 10,808,936 shares of Class A Common Stock issued in the Exchange Offer. Due to the Issuer’s dual class voting structure, the Reporting Persons’ aggregate percentage beneficial ownership of Class A Common Stock represents approximately 6% of the combined total voting power of the Issuer’s voting securities.

The Sponsor disclaims beneficial ownership of all shares of Class A Common Stock included in this report other than the shares held of record by the Sponsor, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Holdings GP, Principal Holdings III, and Principal Holdings III GP, and Messrs. Marc Rowan, Scott Kleinman and James Zelter, the directors of Principal Holdings III GP, each disclaim beneficial ownership of all the shares of Class A Common Stock included in this report, except to the extent of any pecuniary interest therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c)  None of the Reporting Persons have effected any transactions of the Class A Common Stock during the 60 days preceding the date of this Schedule 13D, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.

(d) & (e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2022

APSG SPONSOR, L.P.

By:	AP Caps II Holdings GP, LLC,
its general partner

	By:	Apollo Principal Holdings III, L.P.,
its managing member

		By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

			By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

AP Caps II Holdings GP, LLC

By:	Apollo Principal Holdings III, L.P.,
its managing member

	By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

		By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

Apollo Principal Holdings III, L.P.

By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

	By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

Apollo Principal Holdings III GP, Ltd.

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President